Exhibit 99.1

ASM International N.V.

ASM International N.V. announces availability of AGM materials

ALMERE, The Netherlands—April 11, 2011—ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) today announces that the information regarding the Annual General Meeting of Shareholders (AGM) scheduled for May 23, 2011 is now available on the Company’s website, www.asm.com. This information includes the convocation and the agenda. The US market proxy materials will also be posted on our website once these are ready for distribution to our US shareholders.

The AGM is scheduled to commence at 2 p.m. CET at the Hotel Okura, Ferdinand Bolstraat 333 in Amsterdam, the Netherlands.

The agenda for the AGM contains a proposed dividend payment in cash of € 0.40 per common share.

The total number of outstanding common shares as per April 8, 2011 amounts to 55.223.888 and each ordinary share entitles to cast one vote.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Investor Contacts:

Erik Kamerbeek

+31 88100 8500

Mary Jo Dieckhaus

+1 212 986 2900